September 11, 2017

VIA EDGAR

Erin E. Martin

Special Counsel

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Ms. Erin Martin

Special Counsel

Office of Financial Services

Re:	Social Capital Hedosophia Holdings Corp.

Registration Statement on Form S-1

Filed September 6, 2017, as amended

File No. 333-220130

Dear Ms. Martin:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Social Capital Hedosophia Holdings Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on September 13, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 177 copies of the Preliminary Prospectus dated September 6, 2017 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Christopher Eby
Name: Christopher Eby
Title: Director